Exhibit 99.1

NR 16-13

BOLIVARIAN REPUBLIC OF VENEZUELA AGREES TO PAY GOLD RESERVE ARBITRAL AWARD AND ACQUIRE MINING DATA AND EXECUTES AN AGREEMENT TO JOINTLY DEVELOP THE BRISAS CRISTINAS GOLD COPPER MINING PROJECT

SPOKANE, WASHINGTON, August 8, 2016

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) announces that it has executed a settlement agreement ("Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") which includes payment of the arbitral award (the "Award") granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas project. In addition, Venezuela has agreed to acquire the Company's mining data for $240 million and the parties have entered into an agreement ("Mixed Company Agreement") for the formation of a jointly owned company ("Mixed Company"). The Mixed Company will have the gold, copper, and silver rights to 18,000 hectares, including the Brisas Cristinas deposit.

The Settlement Agreement includes, among other terms:

•         Venezuela will pay the Company the Award, which amounts to US$769,681,823, including accrued interest up to February 24, 2016, in two installments, US$600,000,000 which is expected on or before October 31, 2016 and the remaining US$169,681,823 on or before December 31, 2016. This payment shall be made to Gold Reserve using resources from the financing to be obtained by Venezuela for such purposes. The Company has agreed to a temporary suspension of the legal enforcement of the Award until final payment of the Award is made by Venezuela. Upon the final payment of the Award, the Company will cease all legal activities related to the collection of the Award.

•         Venezuela will acquire the Company’s technical mining data for US$240 million in four quarterly installments of US$50 million beginning October 31, 2016, with a fifth and final installment of US$40 million due on or before October 31, 2017. After the final payment, the Company’s technical mining data will be transferred to the Venezuelan National Mining Database.

•         Venezuela will use the proceeds from any financing it closes after the execution of this agreement to pay Gold Reserve the amounts owed under this agreement in preference to any other creditor.

•         Gold Reserve may terminate the Settlement Agreement by written notice, without requiring any decision from any judicial authority if the two installments with respect to the payment of the Award are not received by Gold Reserve within the periods provided in the Settlement Agreement.

The terms of the Mixed Company Agreement include:

•         The Mixed Company will be beneficially owned 55% by Venezuela and 45% by a wholly-owned subsidiary of Gold Reserve. The mining project term is 40 years (20 years with two 10 year extensions).

•         Venezuela will contribute to the Mixed Company, the rights to the gold, copper, silver and other strategic minerals contained within 18,000 hectares located in southeast Bolivar State which includes the Brisas Cristinas project. Gold Reserve, under a Technical Services Agreement, will provide engineering, procurement and construction services to the Mixed Company.  Gold Reserve will receive a fee of 5% of all costs of construction and development of the project. After commencement of commercial production, the Company will be paid a fee of five percent (5%) for its technical assistance during operations.

•         Venezuela and the Company will work together to complete financing(s) to fund the contemplated US$2.1 billion anticipated capital costs of the Brisas Cristinas project.

•         Presidential Decrees have been or will be issued within the legal framework of the "Orinoco Mining Arc”, with the following tax and fiscal incentives for Mixed Companies operating in that area:

o   Exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties.

o   The Mixed Companies will incur the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

•         Venezuela and Gold Reserve will participate in the net profits of the Mixed Company, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce.  For sales up to $1600 per ounce, net profits will be allocated 55% to Venezuela and 45% to Gold Reserve. For sales greater than $1600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to Gold Reserve. For example, with sales at $1600 and $3500 per ounce, net profits will be allocated 55%/45% and 60.5%/39.5% respectively.

•         The Mixed Company will pay a net smelter return royalty (NSR) to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years and 7% thereafter.

•         The Mixed Company will be authorized to maintain funds associated with future capital cost financings in US dollar accounts.

•         The Mixed Company will be authorized to export and sell its concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain proceeds from such sales in an offshore US dollar account.

•         The sales proceeds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs for the Brisas Cristinas project. In addition, dividends and profit distributions, if any, will be directly paid to the Mixed Company shareholders.

•         If Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives, Venezuela agrees to use its best efforts to grant to the Mixed Company similar terms that will apply to the Brisas Cristinas project.

•         Venezuela will indemnify Gold Reserve and affiliates against any future legal actions associated with the Brisas Cristinas project.

•         The Mixed Company Board of Directors will be comprised of seven individuals, of which four will be appointed by Venezuela and three by Gold Reserve.

The combined Brisas Cristinas project, a gold-copper deposit located in the Kilometer 88 Mining District of Bolivar State in southeast Venezuela, when constructed, is anticipated to be the largest gold mine in South America and one of the largest in the world.

Doug Belanger, President of Gold Reserve, stated, “On behalf of the shareholders and stakeholders we are very pleased to settle our dispute with Venezuela. This settlement allows us to proceed with the tremendous opportunity for the Company and Venezuela to jointly develop the Brisas Cristinas gold, copper deposit while providing Venezuela a great opportunity to attract new foreign direct investments due to the set of policies and regulations approved by the administration for the mining industry. This will be transformed into solid economic growth in Venezuela and the expansion of a new industry complimentary to the Republics existing oil industry. After receipt of the award and settlement of all of the Company's financial obligations, a substantial majority of the net proceeds of the payments related to the Award and sale of the technical mining data is planned to be distributed to our shareholders.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement and the Mixed Company Agreement and the development of the Brisas Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Settlement Agreement and the Mixed Company Agreement, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”